Exhibit 99.18

FOR IMMEDIATE RELEASE

For Further Information:

Howard N. Feist
Chief Financial Officer
(609) 584-3586

CONGOLEUM CORPORATION REPORTS YEAR END RESULTS

MERCERVILLE, NJ, March 30, 2009 – Congoleum Corporation (OTC: CGMC) today reported its financial results for the fourth quarter ended December 31, 2008.  Sales for the three months ended December 31, 2008 were $31.7 million, compared with sales of $43.8 million reported in the fourth quarter of 2007, a decrease of 27.6%. The net loss for the quarter was $6.4 million, compared with a net loss of $2.4 million in the fourth quarter of 2007. Net loss per share was $0.77 in the fourth quarter of 2008 compared with net loss of $.29 per share in the fourth quarter of 2007.

Sales for the year ended December 31, 2008 were $172.6 million, compared with sales of $204.3 million in 2007.  The net loss for the year ended December 31, 2008 was $14.6 million, or $1.77 per share, versus a net loss of $0.7 million, or $.08 per share, in 2007. The net loss for 2008 includes an $11.5 million charge taken during the third quarter of 2008 to increase reserves for estimated legal and related expenses in connection with the reorganization proceedings.  The net loss for the year ended December 31, 2007 included four adjustments that were recorded to reflect revised estimates of costs and cost recoveries associated with the Chapter 11 proceedings and related matters.  First, Congoleum reversed $41.0 million of post-petition interest expense it had accrued on its 8 5/8% Senior Notes.  Payment of this interest had been contemplated under earlier plans of reorganization, but has been eliminated under the terms of plans filed in 2007 and 2008.  Second, Congoleum wrote off $14.9 million in formerly anticipated legal fee recoveries.  These recoveries had likewise been anticipated under earlier plans but not under the terms of plans filed in 2007 and 2008.  Third, based on the expected timing and cost to obtain confirmation of its most recent plan at the time, Congoleum recorded a $26.4 million charge to increase its reserves for estimated legal and related expenses.  Finally, the tax impact of these adjustments gave rise to a net deferred tax liability of $1.7 million, which was recorded as tax expense.  Excluding these charges and credits, Congoleum’s net income in 2007 would have been $1.4 million, which included a $1.3 million gain on replacement of a production line.

Roger S. Marcus, Chairman of the Board, commented “Before addressing our 2008 results and the status of our reorganization, let me begin with the economy and how it has affected our business.  Nearly all of our products are purchased for use in three end markets.  The first is the new residential construction market which has been depressed for some time now.  The second market is manufactured housing, which includes recreational vehicles and motor homes.  This market seemed to be holding up relatively well in the early part of 2008, but began deteriorating rapidly later in the year due to the combined impact of the economy and high gas prices, with production coming to a virtual standstill by December.  Forecasts for 2009 predict this market may be down as much as 50% from 2008.  Our third market is residential retail, which serves consumer remodel and replacement demand.  While this market has been relatively better than the other two, it is also economically sensitive and was down well into double digits in 2008 from 2007.”

“The current economic downturn and its impact on our industry are unprecedented in recent decades, and our operating results for 2008 suffered accordingly.  Although our sales decrease was significant, it was consistent with conditions in our end markets and we believe we maintained our share of these markets during the year.  Excluding the charge for asbestos reorganization costs, we lost $4.8 million.  We incurred some one-time costs in 2008 that contributed to the loss.  First, we invested over $2 million in display systems during the fourth quarter of 2008 to expand our position in major home centers, although little sales benefit was anticipated before 2009.  Second, we spent over $1 million on samples, displays, and merchandising in connection with the introduction of several new products in late fall 2008, likewise for the primary benefit of 2009.  Finally, we reduced costs aggressively during the year, including shrinking our workforce by 19%.  Severance charges related to these layoffs affected 2008 results by $1.3 million.  Without these steps and the charge related to the reorganization proceedings, our results for 2008 would have been close to breaking even.  Our overall performance was an extraordinary feat in light of the economy and resulting sales decrease.  It speaks volumes about the dedication and resourcefulness of our employees.”

Mr. Marcus continued, “Despite these challenging market conditions, we have continued to make selective investments where we think we can mitigate the current demand weakness and improve our position as the economy recovers.  During the fourth quarter of 2008, as mentioned, we increased our presence significantly in the major home center channel and launched three new product lines.  While we anticipate 2009 will be another very difficult year, we believe our products offer excellent value to consumers willing to spend in this environment.”

Mr. Marcus concluded, “As we reported earlier this month, the Bankruptcy Court found some legal deficiencies in our latest reorganization plan, and we are seeking to resolve those through the appellate process as the Bankruptcy Judge suggested.  I’m encouraged that this will give all parties the guidance necessary to reach agreement on a confirmable plan, which we hope will enable us to emerge in late 2009 or early 2010.”

Congoleum Corporation is a leading manufacturer of resilient flooring, serving both residential and commercial markets. Its sheet, tile and plank products are available in a wide variety of designs and colors, and are used in remodeling, manufactured housing, new construction and commercial applications. The Congoleum brand name is recognized and trusted by consumers as representing a company that has been supplying attractive and durable flooring products for over a century.

The above news release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These statements can be identified by the use of the words such as "anticipate," "believe," "estimate," "expect," "intend,” "plan," "project" and other words of similar meaning. In particular, these include statements relating to intentions, beliefs or current expectations concerning, among other things, future performance, results of operations, the outcome of contingencies such as bankruptcy and other legal proceedings, and financial conditions. These statements do not relate strictly to historical or current facts. These forward-looking statements are based on Congoleum's expectations, as of the date of this release, of future events, and Congoleum undertakes no obligation to update any of these forward-looking statements.

Although Congoleum believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Any or all of these statements may turn out to be incorrect. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Any forward-looking statements made in this press release speak only as of the date of such statement. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results. Factors that could cause actual results to differ from expectations include: (i) the future cost and timing of estimated asbestos liabilities and payments, (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for the Company for asbestos-related claims, (iii) the costs relating to the execution and implementation of any plan of reorganization pursued by Congoleum, (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge, (v) satisfaction of the conditions and obligations under Congoleum's outstanding debt instruments, (vi) the response from time to time of Congoleum's and its controlling shareholder's, American Biltrite Inc.'s, lenders, customers, suppliers and other constituencies to the ongoing process arising from Congoleum's strategy to settle its asbestos liability, (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms, (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan pursued by Congoleum, and the court overruling any objections to the plan that may be filed, (ix) compliance with the United States Bankruptcy Code, including Section 524(g), (x) costs of, developments in, and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers, (xi) the possible adoption of another party's plan of reorganization which may prove to be unfeasible, (xii) increases in raw material and energy prices or disruption in supply, (xiii) increased competitive activity from companies in the flooring industry, some of which have greater resources and broader distribution channels than Congoleum, (xiv) increases in the costs of environmental compliance and remediation or the exhaustion of insurance coverage for such expenses, (xv) unfavorable developments in the national economy or in the housing industry in general, including developments arising from the war in Iraq and Afghanistan and from the tightening of credit availability, (xvi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of Congoleum's facilities or distributors, (xvii) product warranty costs, (xviii) changes in distributors of Congoleum's products, and (xix) Congoleum’s interests may not be the same as its controlling shareholder, American Biltrite Inc.  In any event, if Congoleum is not successful in obtaining sufficient creditor and court approval of a plan of reorganization, such failure would have a material adverse effect upon its business, results of operations and financial condition. Actual results could differ significantly as a result of these and other factors discussed in Congoleum's annual report on Form 10-K for the year ended December 31, 2007 and subsequent filings made by Congoleum with the Securities and Exchange Commission.

CONGOLEUM CORPORATION

RESULTS OF OPERATIONS

(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31,			Year-Ended December 31,
	2008	2007		2008	2007

Net Sales	$31,696		$43,818	$172,644	$204,262
Cost of Sales	30,166		33,331	142,032	153,809
Selling, General & Administrative Expenses	9,259		8,226	35,397	37,469
Asbestos Related Reorganization Charges	---		41,315	11,491	41,315

Income (Loss) from Operations	(7,729)		(39,054)	(16,276)	(28,331)

Interest Income/(Expense), Net	(144)		38,565	857	29,800
Other Expense, Net	(179)		(200)	(970)	(447)
Net Income (Loss) before Income Taxes	(8,052)		(689)	(16,389)	1,022
Provision (Benefit) for Taxes	(1,665)		1,686	(1,768)	1,713
Net Loss	$(6,387)		$(2,375)	$(14,621)	$(691)

Net Loss Per Share, Basic	$(0.77)		$(0.29)	$(1.77)	$(0.08)
Net Loss Per Share, Diluted	$(0.77)	$	(0.29)	$(1.77)	$(0.08)

Weighted Average Number of Common Shares Outstanding – Basic	8,272		8,272	8,272	8,272
Weighted Average Number of Common Shares Outstanding – Diluted	8,272		8,272	8,272	8,272

ADDITIONAL FINANCIAL INFORMATION:
Capital Expenditures	$1,845		$2,278	$4,591	$4,541
Depreciation and Amortization	$2,457		$2,638	$10,238	$10,641

CONDENSED BALANCE SHEET

(In thousands)
(Unaudited)

	December 31, 2008	December 31, 2007
ASSETS:
Cash and cash equivalents	$15,077	$26,327
Restricted cash	29,680	6,501
Accounts & notes receivable, net	13,789	14,162
Inventory	35,814	35,182
Other current assets	3,922	13,138
Total current assets	98,282	95,310

Property, plant & equipment (net)	56,520	61,993
Other assets (net)	17,065	15,402
Total assets	$171,867	$172,705

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Accounts payable, accrued expenses & deferred income taxes	$80,924	$70,389
Revolving credit loan – secured debt	13,994	10,551
Liabilities subject to compromise - current	4,997	4,997
Total current liabilities	99,915	85,937

Liabilities subject to compromise	161,503	133,224
Long term debt	--	--
Other liabilities	--	--
Total liabilities	261,418	219,161

Stockholders’ equity (deficit)	(89,551)	(46,456)

Total liabilities & stockholders’ equity	$171,867	$172,705

ADDITIONAL FINANCIAL INFORMATION:
Working Capital	$(1,633)	$9,373
Current Ratio	1.0	1.1